

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2014

Via E-mail
William L. Meaney
President and Chief Executive Officer
Iron Mountain Incorporated
One Federal Street
Boston, MA 02110

> **Re: Iron Mountain REIT, Inc.**
> **Registration Statement on Form S-4**
> **Filed August 1, 2014**
> **File No. 333-197819**

Dear Mr. Meaney:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please confirm that you will file with the Commission all materials used to aid in the solicitation of proxies. Please provide us with copies of these materials and indicate the date they were first used.

2.   Please ensure that you provide all of the disclosure required by Items 13, 14, and 15 of Form S-11. For example only, please disclose your average effective rent per unit or square foot as appropriate and your portfolio turnover policy. Please see Item B.2. of General Instructions to Form S-4.

3.   Please disclose your period to period same store net operating income, to the extent you consider this metric to be a key performance indicator. Further, please quantify the number of same store move-ins and move-outs for the reporting period.

4.   Please include a discussion of the volume of new or renewed leases, tenant concessions, and a comparison of new rents on renewed leases and new leases to prior rent.

Prospectus Cover Page

5.   Please revise to state the total number of shares of common stock to be issued by the registrant in the merger or advise. Refer to Item 501(b)(2) of Regulation S-K.

Risk Factors, page 22

6.   Please disclose, if true, that you may change your targeted class of investments without shareholder notice or consent.

Unaudited Pro Forma Consolidated Financial Data

(C) Special E&P Distribution, page 50

7.   Please explain to us how you determined the 2014 Special Distribution estimated range of $600 million to $700 million, detailing the tax basis of Iron Mountain Incorporated prior to REIT Conversion as of January 1, 2014. Further, please provide to us the significant assumptions relied upon supporting your estimate of pre-REIT accumulated earnings and profits used as the basis of the 2014 Special Distribution.

8.   In addition, please provide a sensitivity analysis within footnote (C) disclosing the impact on the various line items in the balance sheet if you only distributed the minimum and maximum earnings and profits of $600 and $700 million.

9.   Please revise to show how you calculated the $520 million issuance of stock part of the earnings and profits adjustment (C). We are unable to reconcile this part of the adjustment to the pro forma balance sheet adjustments column.

10.   Please tell us how you determined not to have adjustments to your deferred income taxes on the pro forma balance sheet considering that you are entering into a REIT conversion.

 Exhibit Index, page EX-1

11.   We note that you plan to file certain exhibits to your registration statement by amendment. Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement, and we may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review. The draft should be filed as EDGAR correspondence.

12.   We note your disclosure on page 50 regarding your revolving credit facility that you will use to pay the 2014 Special Dividend. Please file this as an exhibit in accordance with Item 601(b)(10) of Regulation S-K or tell us why you believe you are not required to file it.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

William L. Meaney
Iron Mountain REIT, Inc.
August 29, 2014
Page 4

You may contact Mark Rakip at (202) 551-3573 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: William J. Curry, Esq.
        Sullivan & Worcester LLP